Your **Vote** Counts!

CAZOO GROUP LTD

2022 Annual Meeting
Vote by June 28, 2022
11:59 PM ET



CAZOO GROUP LTD
41 CHALTON STREET
LONDON, NW1 1JD
UNITED KINGDOM

D88334-P77260

You invested in CAZOO GROUP LTD and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 29, 2022.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 20, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

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Vote Virtually at the Meeting*

June 29, 2022
9:00 AM, ET

Virtually at:
www.virtualshareholdermeeting.com/CZOO2022

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
2. As an ordinary resolution to elect for a term of approximately three years as a Class I director of the Company, until the Company's annual general meeting of shareholders to be held in 2025 and until his or her respective successor is duly elected and qualified. **Nominees:** 01) Alex Chesterman 02) David Hobbs 03) Moni Mannings	For
1. To resolve as an ordinary resolution that the authorised share capital of the Company be increased: FROM: US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each, TO: US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.	For
3. As an ordinary resolution to approve the re-appointment of Ernst & Young LLP, as the Company's independent registered auditors for the year ending December 31, 2022 and until the Company's 2023 annual general meeting of shareholders, and to authorise the Board to fix such auditor's annual compensation.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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